UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2023

Commission File Number: 001-38281

ERYTECH Pharma S.A.

(Translation of registrant’s name into English)

60 Avenue Rockefeller

69008 Lyon France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F                 ☐  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-248953 and 333-259690) and registration statements on Form S-8 (File Nos. 333-222673, 333-232670, 333-239429, 333-255900 and 333-265927) of ERYTECH Pharma S.A. (“ERYTECH” or the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Proposed Merger with PHERECYDES

On February 15, 2023, the Company and PHERECYDES Pharma S.A. (“PHERECYDES”) jointly issued a press release (the “Announcement Press Release”) announcing their proposed combination intended to create a global leader in extended phage therapy. On that date the parties entered into a memorandum of understanding setting forth the key transaction terms. The parties expect to enter into a definitive merger agreement for the proposed transaction, subject to consultation with the Company’s works council.

The transaction is intended to be structured as a merger of PHERECYDES, a company also incorporated under the laws of France, with and into the Company, pursuant to which the shareholders of PHERECYDES would receive newly issued ordinary shares in the Company (the “Proposed Merger”). Under the terms of the memorandum of understanding, PHERECYDES shareholders would receive 15 new shares of the Company for every four shares of PHERECYDES they currently own. If the transaction is completed, PHERECYDES shareholders are expected to hold approximately 49.5% of the share capital and voting rights of the combined company. The operations of the combined company would be relocated to ERYTECH’s current facilities in Lyon, France.

Once a definitive merger agreement is executed, the Proposed Merger will be subject to votes of the shareholders of both companies. A vote of at least two-thirds of the shareholders present or represented at the meeting of each company will be required in order to approve the Proposed Merger. It is also anticipated that the shareholders of ERYTECH will vote to approve a new corporate name for the combined company, to be effective upon the closing of the Proposed Merger.

If the Proposed Merger is completed, Didier Hoch, the chairman of PHERECYDES, will be appointed as the chairman of the combined company, and Jean-Paul Kress, the current chairman of ERYTECH, will resign from that position. It is expected that the board of directors of the combined company will be comprised of an equal number of directors from the two companies’ current boards of directors.

In addition, Thibaut du Fayet, the current Chief Executive Officer of PHERECYDES, will become Chief Executive Officer of the combined company, and Gil Beyen, the current Chief Executive Officer and a member of the board of directors of ERYTECH, will become Vice-Chairman of the board of directors of the combined company. Eric Soyer, the Chief Financial Officer and Chief Operating Officer of ERYTECH, will remain in those positions for the combined company.

The Proposed Merger is not subject to any clearance from regulatory authorities. Subject to the shareholder votes described above, the parties anticipate that the Proposed Merger will close at the end of the second quarter of 2023 or early in the third quarter. Further information about the Proposed Merger is set forth in the Announcement Press Release, which is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Forward-Looking Information

This Report on Form 6-K, including Exhibit 99.1 attached hereto, contains forward-looking statements, forecasts and estimates with respect to the Proposed Merger. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements, including, without limitation, statements regarding the structure, timing and completion of the Proposed Merger and other statements that are not historical fact. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond PHERECYDES’ and ERYTECH’s control. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the failure to complete the Proposed Merger, including the risk that the conditions to the closing of the Proposed Merger and related transactions are not satisfied and the failure to timely obtain shareholder approval for such transactions, if at all, and other risks and uncertainties indicated from time to time in ERYTECH’s regulatory filings. Further description of these risks, uncertainties and other risks can be found in ERYTECH’s regulatory filings with the French Autorité des Marchés Financiers (AMF), ERYTECH’s Securities and Exchange Commission (SEC) filings and reports, including in ERYTECH’s 2021 Universal Registration Document (Document d’Enregistrement Universel) filed with the AMF on April 27, 2022 and in ERYTECH’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 and future filings and reports by ERYTECH. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates.

Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Both PHERECYDES and ERYTECH disclaim any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in their expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release, dated February 15, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date: February 16, 2023	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Chief Financial Officer and Chief Operating Officer